Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 of our 2004 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of April 25, 2005.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Cable Inc.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Update to Risks and Uncertainties” below and the “Risks and Uncertainties” section in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	1	First Quarter 2005

COMPANY OVERVIEW

We are Canada’s largest cable television company, serving approximately 2.25 million basic cable subscribers at March 31, 2005, representing approximately 29% of basic cable subscribers in Canada. At March 31, 2005, we provided digital cable services to approximately 712,200 households and Internet service to approximately 988,300 subscribers.

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Ontario cable systems, which comprise approximately 90% of basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our technologically advanced broadband networks, we offer a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At March 31, 2005, 96% of our total cable plant was two-way addressable and able to offer high-speed Internet service, 99% of the homes passed in our service areas were able to receive digital cable services and approximately 85% of the homes passed in our service areas had Video-on-Demand (“VOD”) available.

We also offer digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 302 Rogers Video stores at March 31, 2005, many of which provide customers with the ability to purchase Rogers’ cable and wireless products and services, to pay their Rogers’ cable television, Internet or wireless bills and to pick up or return Rogers digital cable and Internet equipment.

In addition, we are deploying an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services across our cable service areas, with the launch of that service scheduled to occur in the second half of 2005.

Rogers Cable Inc.	2	First Quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For The First Quarter Ended March 31, 2005

	Three Months Ended March 31,
(In millions of dollars, except per share amounts)	2005	2004	% Chg
Operating revenue
Core cable	$318.2	$310.1	2.6
Internet	104.4	89.8	16.3
Total cable revenue	422.6	399.9	5.7
Video stores	83.6	73.9	13.1
Intercompany eliminations	(0.9)	(0.7)	28.6
Total operating revenue	505.3	473.1	6.8
Operating expenses
Cost of Video stores sales	38.4	33.0	16.4
Sales and marketing expenses	64.5	59.3	8.8
Operating, general and administrative expenses	222.6	210.3	5.8
Management fees	10.1	9.5	6.3
Intercompany eliminations	(0.9)	(0.7)	28.6
Total operating expense	334.7	311.4	7.5
Operating profit (1)
Cable	173.5	166.2	4.4
Video stores	7.2	5.0	44.0
Management fees	(10.1)	(9.5)	6.3
Total operating profit	170.6	161.7	5.5
Depreciation and amortization	124.1	118.7	4.5
Operating income	46.5	43.0	8.1
Interest expense	(69.7)	(60.3)	(15.6)
Foreign exchange loss	(0.9)	(19.6)	95.4
Loss on repayment of long-term debt	-	(18.0)	-
Gain on sale of investments	0.5	-	-
Change in the fair value of derivative instruments	1.0	18.3	94.5
Investment and other expense	-	(1.0)	-
Income tax expense	(1.4)	(1.0)	(40.0)
Loss for the period	$(24.0)	$(38.6)	37.8
Loss per share, basic and diluted	$(0.11)	$(0.18)	-
Additions to property, plant and equipment (1)	115.9	91.6	26.5
Operating profit margin: (1)
Cable	41.1%	41.6%
Video stores	8.6%	6.8%
Total	33.8%	34.2%

(1)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Rogers Cable Inc.	3	First Quarter 2005

Cable Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg
Homes passed	3,315.0	3,225.5	89.5	2.8
Customer relationships (1)	2,362.7	2,343.8	18.9	0.8
Customer relationships, net additions (1)	6.8	4.5	2.3	51.1
Revenue generating units (1)	3,949.9	3,645.0	304.9	8.4
Revenue generating units, net additions (1)	83.2	62.4	20.8	33.3
Basic cable subscribers	2,249.4	2,266.0	(16.6)	(0.7)
Basic cable, net losses	(5.2)	(3.4)	(1.8)	-
Core cable ARPU (2)	$47.06	$45.58	$1.48	3.2
Internet subscribers	988.3	815.7	172.6	21.2
Internet, net additions	51.6	37.9	13.7	36.1
Internet ARPU (2)	$36.08	$37.48	$(1.40)	(3.7)
Digital terminals in service	848.6	648.4	200.2	30.9
Digital terminals, net additions	53.0	34.8	18.2	52.3
Digital households	712.2	563.2	149.0	26.5
Digital households, net additions	36.8	27.9	8.9	31.9

(1)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section and as calculated in the “Supplementary Information - Non-GAAP Calculations”
(2)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section and as calculated in “Supplementary Information - Non-GAAP Calculations”

Core Cable Revenue

Core cable revenue, which accounted for 63.0% of total revenues in the three month period ended March 31, 2005, totalled $318.2 million, an $8.1 million or 2.6% increase over 2004. Analog cable service increased year-over-year by $2.7 million due to the July 2004 basic service price increases, with the remaining $5.4 million increase primarily attributable to the increased use of our VOD services.

The increase in Core cable average monthly revenue per subscriber (“ARPU”) to $47.06 from $45.58 reflects the growing penetration of our digital products, our continued up-selling of customers into enhanced programming packages and pricing increases. We estimate that approximately 1.14 million customers now subscribe to two or more of Rogers’ cable, Internet and wireless services. During the fourth quarter of 2004, we introduced a flexible new approach to bundling, Rogers Better Choice Bundles, which were a contributor to the growth in our digital subscriber base of 36,800 customers in the three months ended March 31, 2005. The popularity of our VOD services is increasing and we believe it will be further enhanced with the recent announcement of our agreement with Sony Pictures for access to its extensive library of content for our VOD service. With this agreement, we now have studio agreements covering approximately 60% of the current Hollywood film output and Rogers subscribers can now access over 2,000 titles of VOD content.

Rogers Cable Inc.	4	First Quarter 2005

Internet Revenue

The growth of $14.6 million, or 16.3%, in Internet revenue primarily reflects the 21.2% increase in the number of Internet subscribers. Average revenue per Internet subscriber per month for the three month period ended March 31, 2005 was $36.08, a decrease from $37.48 for the corresponding 2004 period, due to an increase in the proportion of subscribers to our low priced, entry level Internet offerings. Year-over-year, the Internet subscriber base has grown by 172,600, resulting in 38.9% Internet penetration of basic cable households, and 29.8% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The $9.7 million, or 13.1%, increase in Rogers Video store revenue reflects the combination of a 7.8% increase in same store revenues and an increase in the number of stores at March 31, 2005 to 302 compared to 278 at March 31, 2004. (“Same stores” are stores that were open for the full quarters in both 2005 and 2004). The growth in same store revenues is attributable to significant increases in DVD and wireless product sales. Virtually all of our Rogers Video locations sell Rogers Wireless products and services while a significant number of our locations in our Cable service areas offer full customer service support for payment and billing enquiry as well as access to a wide variety of cable, Internet and wireless products and services, in addition to the core DVD, and core video and game rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Cable operating expenses
Sales and marketing expenses	$31.7	$27.6	14.9
Operating, general and administrative expenses	217.4	206.1	5.5
Total Cable operating expenses	249.1	233.7	6.6
Video stores operating expenses
Cost of sales	38.4	33.0	16.4
Sales and marketing expenses	32.8	31.7	3.5
Operating, general and administrative expenses	5.2	4.2	23.8
Total Video stores operating expenses	76.4	68.9	10.9
Management fees	10.1	9.5	6.3
Intercompany eliminations	(0.9)	(0.7)	28.6
Operating expenses	$334.7	$311.4	7.5

Our Cable sales and marketing expenses increased by $4.1 million, or 14.9%, in the three months ended March 31, 2005 compared to the same period in 2004. We continued our investment in creating awareness of our unique digital cable advantages versus satellite. Additionally, the marketing of our Internet offerings concentrated on the benefits of the enhanced features provided by Rogers Yahoo!. Our sales expenses increased due to increases in Internet and Digital subscriber acquisitions.

The $11.3 million, or 5.5%, increase in Cable operating, general and administrative expenses in the three months ended March 31, 2005 compared to the same period in 2004 relates to programming, copyright royalty and other costs directly related to servicing a growing base of Internet and digital subscribers partly offset by improved productivity.

Rogers Cable Inc.	5	First Quarter 2005

The $5.4 million increase in cost of sales at the Video stores reflects the higher sales volumes as well as the increased number of stores. The growth in locations, from 278 stores at March 31, 2004 to 302 stores at March 31, 2005 was the primary driver of the increase in Video store sales and marketing expenses, which includes the cost of operating the stores.

Operating Profit

The 4.4% growth in total Cable operating profit reflects the 5.7% revenue growth partially offset by the 6.6% increase in total Cable operating expenses. The 44.0% increase in operating profit at the Video stores was due to increased same store revenues and improved margins on the sale of products.

The revenue and expense changes described above resulted in the Cable operating margin declining modestly year-over-year to 41.1% in the three months ended March 31, 2005, compared to 41.6% in the corresponding period of 2004. The continued investment in sales and marketing expenses, while having a modest negative impact on our margins, is resulting in strong growth of our additional revenue generating product sales from our existing subscriber base. Video operating margins increased to 8.6% in the three month period ended March 31, 2005 from 6.8% in the corresponding period of the prior year, as described above.

Reconciliation of Operating Profit to Loss for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2005 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Operating profit (1)	$170.6	$161.7	5.5
Depreciation and amortization	(124.1)	(118.7)	4.5
Operating income	46.5	43.0	8.1
Interest expense	(69.7)	(60.3)	(15.6)
Foreign exchange loss	(0.9)	(19.6)	95.4
Change in the fair value of derivative instruments	1.0	18.3	94.5
Loss on repayment of long-term debt	-	(18.0)	-
Gain on sale of investments	0.5	-	-
Other expense	-	(1.0)	-
Income tax expense	(1.4)	(1.0)	(40.0)
Loss for the period	$(24.0)	$(38.6)	37.8

(1)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

The $5.4 million increase in depreciation and amortization expense in the three months ended March 31, 2005 from the corresponding period in the previous year reflects the increased PP&E expenditures over the last several periods.

Rogers Cable Inc.	6	First Quarter 2005

Operating Income

Operating income for the three months ended March 31, 2005 increased to $46.5 million, an increase of $3.5 million, or 8.1%, from the $43.0 million earned in the corresponding period of 2004.

Interest on Long-Term Debt

Interest expense for the three months ended March 31, 2005 was $69.7 million, an increase of $9.4 million, or 15.6%, from $60.3 million in the corresponding period of 2004. The increased interest expense is attributable to an increase in long-term debt of over $460.0 million which was partially offset by a reduction in the weighted average interest rate of over 1.1% per annum in the 2005 period compared to the 2004 period.

Foreign Exchange Loss

The $0.9 million foreign exchange loss for the three months ended March 31, 2005 was a significant reduction from the $19.6 million foreign exchange loss in the corresponding period in 2004. There are two main reasons for the decreased loss. First, the Canadian dollar weakened by 1.81 cents during the three months ended March 31, 2004 compared to a 0.60 cent decrease in the Canadian dollar versus the U.S. dollar in 2005, from the $1.2036 at December 31, 2004 to $1.2096 at March 31, 2005. As a result, the foreign exchange loss was larger in the 2004 period despite the increase in the U.S. dollar-denominated debt in the current quarter. Secondly, in the three months ended March 31, 2005, hedge accounting applied so that the foreign exchange loss on the U.S. dollar denominated debt that is hedged for accounting purposes is offset by an equal but opposite gain on the qualified cross-currency interest rate exchange agreements. In the corresponding period in 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes and therefore all foreign exchange losses were recorded in income.

Change in Fair Value of Derivative Instruments

For the three months ended March 31, 2005, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $1.0 million.

Loss on Repayment of Long-Term Debt

In February 2004, we redeemed $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

Income Taxes

Income taxes for the three months ended March 31, 2005 and for the corresponding period in 2004 consisted primarily of current income tax expense relating to the Canadian Federal Large Corporations Tax.

Rogers Cable Inc.	7	First Quarter 2005

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of PP&E expenditures between different cable companies. Under these industry definitions, our Core Cable PP&E expenditures are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Customer premises equipment	$44.3	$38.7	14.5
Scaleable infrastructure	37.3	15.7	137.6
Line extensions	16.1	11.3	42.5
Upgrade and rebuild	-	11.4	-
Support capital	14.6	11.8	23.7
Additions to Core Cable PP&E	112.3	88.9	26.3
Additions to Rogers Video stores PP&E	3.6	2.7	33.3
Additions to Rogers Cable PP&E	$115.9	$91.6	26.5

The 26.5% year-over-year increase in our additions to PP&E was primarily attributable to spending on scaleable infrastructure which increased by $21.6 million, of which $17.5 million was related to spending on our voice-over-cable telephony initiative; an increase in customer premises equipment of $5.6 million related to growth in the number of digital terminals purchased and an increase within that mix towards higher priced PVR and HDTV digital terminals; and an increase in support capital of $2.8 million. These increases were offset by reduced spending on upgrades and rebuild of $11.4 million. PP&E spending on our cable telephony deployment initiative totalled $23.8 million in the quarter.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period was $117.1 million for the three month period ended March 31, 2005 compared to $116.2 million in the corresponding period of 2004.

Rogers Cable Inc.	8	First Quarter 2005

Taking into account the changes in non-cash working capital items for the three month period ended March 31, 2005, cash generated from operations decreased by $22.6 million to $89.1 million compared to $111.7 million in the corresponding period of 2004.

Funds raised in the three month period ended March 31, 2005, totalled $611.6 million, comprised of cash flow from operations of $89.1 million together with $382.0 million of drawdowns under our bank credit facility, $140.0 million net proceeds from intercompany advances received from RCI and $0.5 million from the sale of investments.

Funds used during the three month period ended March 31, 2005 totalled approximately $609.3 million, the details of which include:

•	Funding of $152.7 million additions to PP&E, which includes $37.1 million change in non-cash working capital and is net of $0.1 million of equipment sales;

•	Funding of the $351.7 million required to repay our US$291.5 million 10.0% Senior Secured Second Priority Notes due March 15, 2005;

•	Funding additions to video rental inventory of $14.5 million;

•	Funding of capital distributions to RCI of $18.0 million, consisting of our regular $6.0 million monthly distributions;

•	Funding the net $68.6 million cash outlay on the settlement at maturity of two cross-currency interest rate exchange agreement; and

•	Funding of $3.8 million of pre-operating costs in voice-over-cable telephony.

Taking into account the cash deficiency of $18.4 million at the beginning of the period, the cash deficiency at the end of the period was $16.1 million.

Financing

Our long-term financial instruments are described in Notes 8 and 9 to the 2004 Annual Audited Consolidated Financial Statements.

During the three month period ended March 31, 2005, we repaid our US$291.5 million 10.0% Senior Secured Second Priority Notes at maturity on March 15, 2005. Including the $58.1 million net cash outlay on the settlement of the cross-interest rate swap of US$283.4 million notional amount, we paid a total of $409.8 million.

In addition, on March 15, 2005, a cross-currency swap of US$50.0 million notional amount matured. We incurred a net cash outlay of $10.5 million upon settlement of this swap.

As described above, cash generated from operations, together with drawdowns under our bank credit facility and intercompany advances from RCI funded the debt repayments and settlements of two cross-currency interest rate exchange agreements as well as our additions to PP&E and other expenditures described above.

Rogers Cable Inc.	9	First Quarter 2005

Interest Rates and Foreign Exchange Management

As a result of the repayment of the US$291.5 million debt described above, together with the maturity of two cross-currency interest rate exchange agreements in the aggregate principal amount of US$333.4 million, there was little change on either both an accounting or on an economic basis, from that disclosed in our 2004 Annual MD&A, in the percentage of our U.S. dollar-denominated debt hedged with cross-currency interest rate exchange agreements. As at March 31, 2005, 93.1% of our U.S. dollar denominated debt was hedged on an economic basis and 93.1% hedged on an accounting basis.

Outstanding Share Data

There were no changes in our outstanding shares during the three months ended March 31, 2005.

Dividends and Distributions

During the three month period ended March 31, 2005, we distributed $18.0 million to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of our Class B Common shares and was permitted under all agreements governing our outstanding long-term debt.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2004 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2004 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime. This panel may review the foreign ownership rules applicable to telecommunications.

Competition

Unauthorized access to direct broadcast satellite (“DBS”) signals by Canadian residents with pirated DBS equipment and theft of Canadian direct-to-home (“DTH”) services are a source of competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licensed Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil

Rogers Cable Inc.	10	First Quarter 2005

enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. This decision was overturned by an appeals court in the quarter ended March 31, 2005.

UPDATE TO RISKS AND UNCERTAINTIES

Our risks and uncertainties are summarized in our 2004 Annual MD&A. There have been no significant changes to those risks and uncertainties since December 31, 2004, except as follows:

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase our Costs and Adversely Affect our Business.

We require access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association (“CCTA”) filed an application with the Ontario Energy Board (OEB) asking it to set a pole rate for all hydroelectric distributors or local distribution companies (“LDCs”) in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. On March 8, 2005, the OEB issued its decision. The new rate effective immediately is $22.35 per pole per year. The decision gives the CCTA and the LDCs four months to negotiate a model agreement for cable attachments to hydro poles. Any unresolved issues will be reported to the OEB for a final decision. The new model contract will form the basis of negotiation between the individual cable operators and the LDCs.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2004 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (“ARPU”);

•	Subscriber counts; and

•	Customer relationships and revenue generating units (“RGU”).

We refer to three additional non-GAAP measures used in the various financial tables and discussions throughout this MD&A. The related definitions to GAAP measures of these three items are as follows:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange loss (gain), change in fair value of derivative instruments, loss on repayment of long-term debt, dividend income, writedown of investments, gains on the sales of subsidiaries and investments, and other income (expense). When we calculate operating profit for each of our cable and video segments, we exclude the impact of management fees. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or operating

Rogers Cable Inc.	11	First Quarter 2005

income before depreciation and amortization (“OIBDA”) We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under Canadian or U.S. GAAP.

Operating Profit Margin

We calculate total operating profit margin after management fees by dividing operating profit by revenue. In the case of our cable segment operating profit margin, total cable operating profit before management fees is divided by total cable revenue, and for our video segment, video operating profit before management fees is divided by video revenue. This measure is not a defined term under Canadian or U.S. GAAP. Refer to “Supplemental Information - Non-GAAP Calculations” for further details on this calculation.

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the cable and Internet business requires extensive and continual investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these additions. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E directly impact our cash flow whereas depreciation and amortization are non-cash accounting measures required under Canadian or U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons. Our discussions of additions to PP&E as found in the sections entitled “Additions to PP&E” in the MD&A is based on the accrual basis.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2004 annual MD&A. The amounts disclosed in the following table reflect intercompany charges for capital and operating expenditures:

Rogers Cable Inc.	12	First Quarter 2005

	Three Months Ended March 31,
(in thousands of dollars)	2005	2004
RCI:
Management fees	$10,105	$9,462
Interest on notes payable	2,122	-
Interest related to capital leases	4	7
Cost of shared operating expenses	21,560	20,261
Additions to PP&E	2,796	2,111
	36,587	31,841
RWI:
Wireless services	736	873
Wireless products and services for resale	3,160	1,796
Transmission facilities	(326)	(110)
Rent expense	1,283	1,011
Consolidated billing services	1,239	576
Subscriber activation commissions and customer service	(6,989)	(4,796)
Cost of PP&E	125	-
	(772)	(650)
Media:
Access fees	(1,720)	(1,456)
Advertising and production costs	207	448
Sales commissions	257	282
Programming fees	5,197	5,188
	3,941	4,462
Other:
Programming fees paid to related broadcasters	4,491	5,127
	4,491	5,127
	$44,247	$40,780

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company or RCI. During the three months ended March 31, 2005 the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated to $0.1 million (2004 - $0.5 million) and for interest charges, financing fees and telecommunication services aggregated $7.5 million (2004 - $0.7 million).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2004 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2005, there were no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARDS

There were no accounting standards adopted in the three months ended March 31, 2005.

Rogers Cable Inc.	13	First Quarter 2005

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations.

Rogers Cable Inc.	14	First Quarter 2005

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures
(As reported)

	Three months ended March 31,
(In millions of dollars, except ARPU figures and operating profit margin) (Subcribers in thousands)	2005	2004
Core Cable ARPU
Basic cable and digital revenue	$318.2	$310.1
Divided by: Average basic cable subscribers	2,252.6	2,267.6
Divided by: 3 months	3	3
	$47.06	$45.58
Internet ARPU
Internet revenue	$104.4	$89.8
Divided by: Average Internet subscribers	964.3	798.7
Divided by: 3 months	3	3
	$36.08	$37.48
Cable:
Operating Profit	$173.5	$166.2
Divided by Revenue	422.6	399.9
Cable Operating Profit Margin	41.1%	41.6%
Video:
Operating Profit	$7.2	$5.0
Divided by Revenue	83.6	73.9
Video Operating Profit Margin	8.6%	6.8%
TOTAL CABLE AND VIDEO:
Operating Profit	$170.6	$161.7
Divided by Revenue	505.3	473.1
Cable and Video Operating Profit Margin	33.8%	34.2%
Customer relationships (unique)
Basic cable subscribers	2,249.4	2,266.0
Internet subscribers	988.3	815.7
Less: Subscribers to both basic cable and Internet	(875.0)	(737.9)
	2,362.7	2,343.8
Revenue Generating Units (RGU's)
Basic cable subscribers	2,249.4	2,266.0
Internet subscribers	988.3	815.7
Digital subscribers (households)	712.2	563.3
	3,949.9	3,645.0

Rogers Cable Inc.	15	First Quarter 2005

SUPPLEMENTAL INFORMATION:
Rogers Cable Inc.
Historical Quarterly Summary

	2005	2004				2003
(thousands of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue (1)
Cable services	$318,199	$310,089	$306,831	$316,298	$319,835	$288,879	$290,910	$298,657	$307,950
Internet services	104,361	89,801	91,832	96,539	100,740	75,343	79,233	81,665	86,050
Video stores operations	83,641	73,887	76,940	77,449	88,678	69,570	65,122	66,144	81,800
Intercompany eliminations	(945)	(703)	(757)	(915)	(889)	(794)	(879)	(820)	(708)
	505,256	473,074	474,846	489,371	508,364	432,998	434,386	445,646	475,092
Operating expenses
Cost of video stores sales	38,420	32,977	36,901	36,048	40,010	33,176	29,494	29,040	38,228
Sales and marketing expenses	64,490	59,289	58,332	68,300	62,833	48,814	48,686	49,293	58,275
Operating, general and administrative expenses	222,622	210,325	207,076	212,795	215,374	194,514	195,207	200,548	202,574
Management fees	10,105	9,462	9,497	9,787	10,167	8,560	8,589	8,823	9,413
Intercompany eliminations	(945)	(703)	(757)	(915)	(889)	(794)	(879)	(820)	(708)
Total operating expenses	334,692	311,350	311,049	326,015	327,495	284,270	281,097	286,884	307,782
Operating profit before management fees (1)	180,669	171,186	173,294	173,143	191,036	157,288	161,878	167,585	176,723
Management fees	(10,105)	(9,462)	(9,497)	(9,787)	(10,167)	(8,560)	(8,589)	(8,823)	(9,413)
Operating profit (1)	170,564	161,724	163,797	163,356	180,869	148,728	153,289	158,762	167,310
Depreciation and amortization	124,140	118,702	117,465	112,199	137,672	119,346	121,164	122,938	118,602
Operating income	46,424	43,022	46,332	51,157	43,197	29,382	32,125	35,824	48,708
Interest expense	(69,701)	(60,264)	(60,683)	(60,916)	(66,054)	(58,536)	(60,246)	(61,830)	(60,058)
Dividend income from affiliated company	-	-	-	-	-	1,436	1,548	1,504	-
Foreign exchange gain (loss)	(868)	(19,624)	(39,606)	9,512	8,629	16,991	16,345	1,507	14,459
Change in fair value of derivative instruments	1,037	18,349	21,483	(2,713)	(2,549)	-	-	-	-
Loss on repayment of long-term debt	-	(18,013)	-	-	-	-	(5,945)	-	-
Other income (expense), net	493	(1,024)	150	73	(71)	618	(251)	(270)	(613)
Income tax (expense) reduction	(1,385)	(1,044)	(1,772)	(1,472)	3,092	(2,379)	(1,706)	(1,735)	(1,721)
Net income (loss) for the period	$(24,000)	$(38,598)	$(34,096)	$(4,359)	$(13,756)	$(12,488)	$(18,130)	$(25,000)	$775
Basic and diluted income (loss) per share	$(0.11)	$(0.18)	$(0.16)	$(0.02)	$(0.06)	$(0.06)	$(0.09)	$(0.12)	$0.00
Operating profit margin % (1)	33.8	34.2	34.5	33.4	35.6	34.3	35.3	35.6	35.2
Other Statistics
Additions to PP&E (2)	$115,850	$91,575	$126,510	$126,524	$243,297	$98,270	$114,774	$122,081	$174,437
Property, plant and equipment	2,701,510	2,572,827	2,586,579	2,602,660	2,709,894	2,539,134	2,535,420	2,537,760	2,595,761
Total assets	3,825,911	3,819,904	3,792,777	3,725,197	3,861,925	3,785,165	3,818,445	3,770,748	3,727,216
Total long-term debt, including current portion (3)	3,280,015	2,873,036	2,886,975	2,817,208	3,320,047	2,434,218	2,658,445	2,656,584	2,675,215
Shareholder's equity (deficiency)	(186,840)	615,537	565,762	544,307	(146,146)	888,116	868,439	769,933	670,710

(1)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.
(3)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

Rogers Cable Inc.	16	First Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(in thousands of dollars, except per share data)	2005	2004
Operating revenue	$505,256	$473,074
Cost of video store sales	38,420	32,977
Sales and marketing expenses	64,490	59,289
Operating, general and administrative expenses	221,677	209,622
Management fees	10,105	9,462
Depreciation and amortization	124,140	118,702
Operating income	46,424	43,022
Interest:
Long-term debt	(67,579)	(60,264)
Notes payable to Rogers Communications Inc.	(2,122)	-
	(23,277)	(17,242)
Loss on repayment of long-term debt	-	(18,013)
Foreign exchange loss	(868)	(19,624)
Change in the fair value of derivative instruments	1,037	18,349
Gain on sale of investments	489	-
Investment and other income (expense)	4	(1,024)
Loss before income taxes	(22,615)	(37,554)
Income tax expense	1,385	1,044
Loss for the period	$(24,000)	$(38,598)
Loss per share - basic and diluted (note 4)	$(0.11)	$(0.18)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	17	First Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(in thousands of dollars)	2005	2004
Cash provided by (used in):
Operating activities:
Loss for the period	$(24,000)	$(38,598)
Adjustments to reconcile loss for the period to net cash flows from operating activities:
Depreciation and amortization	140,118	133,435
Loss on repayment of long-term debt	-	18,013
Gain on sale of investments	(489)	-
Unrealized foreign exchange loss	703	19,249
Change in the fair value of derivative instruments	(1,037)	(18,349)
Stock-based compensation expense	1,608	1,425
Other	167	975
	117,070	116,150
Change in non-cash working capital (note 7)	(27,925)	(4,436)
	89,145	111,714
Financing activities:
Issuance of long-term debt	382,000	860,050
Repayment of long-term debt	(351,659)	(733,012)
Premium on repayment of long-term debt	-	(14,475)
Financing costs incurred	-	(7,765)
Proceeds on maturity of swaps	402,191	-
Repayment on maturity of swaps	(470,825)	-
Capital distribution to Rogers Communications Inc.	(18,000)	(18,000)
Issue of notes payable to Rogers Communications Inc.	206,000	-
Repayment of notes payable to Rogers Communications Inc.	(66,000)	-
	83,707	86,798
Investing activities:
Property, plant and equipment expenditures	(115,850)	(91,576)
Change in non-cash working capital related to property, plant and equipment	(37,103)	(26,747)
Additions to video rental inventory	(14,471)	(14,581)
Pre-operating costs incurred	(3,751)	-
Proceeds on sale of investments	489	-
Proceeds on sale of property, plant and equipment	104	208
	(170,582)	(132,696)
Increase (decrease) in cash and cash equivalents	2,270	65,816
Cash and cash equivalents (deficiency), beginning of period	(18,417)	(16,975)
Cash and cash equivalents (deficiency), end of period	$(16,147)	$48,841
Supplemental cash flow information:
Interest paid	$67,941	$61,386
Income taxes paid	1,596	844

Cash and cash equivalents are defined as cash and short-term deposits,  which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	18	First Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	March 31,	December 31,
(in thousands of dollars)	2005	2004
ASSETS
Current assets:
Accounts receivable	$80,212	$99,545
Other current assets	68,588	79,024
	148,800	178,569
Property, plant and equipment	2,701,510	2,709,894
Goodwill	926,445	926,445
Deferred charges	48,270	45,877
Other long-term assets	886	1,140
	$3,825,911	$3,861,925
Liabilities and Shareholder's Deficiency
Current liabilities:
Bank advances	$16,147	$18,417
Accounts payable and accrued liabilities	284,538	377,578
Notes payable to Rogers Communications Inc.	381,000	241,000
Current portion of long-term debt (note 2)	625	351,526
Current portion of derivative instruments	-	69,967
Due to parent and affiliated companies (note 8)	3,894	4,468
Unearned revenue	47,157	46,561
	733,361	1,109,517
Long-term debt (note 2)	2,995,189	2,603,327
Derivative instruments	284,201	295,227
	4,012,751	4,008,071
Shareholder's deficiency (note 3)	(186,840)	(146,146)
	$3,825,911	$3,861,925

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	19	First Quarter 2005

ROGERS CABLE INC.
Unaudited Consolidated Statement of Deficit

	March 31,	March 31,
(in thousands of dollars)	2005	2004
Deficit, beginning of the period	$(2,047,491)	$(1,953,743)
Adjustment related to change in accounting policy related to stock-based compensation	-	(2,939)
Deficit, as restated	(2,047,491)	(1,956,682)
Loss for the period	(24,000)	(38,598)
Deficit, end of the period	$(2,071,491)	$(1,995,280)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	20	First Quarter 2005

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2005 and 2004

These Unaudited Interim Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of the Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these Unaudited Interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s Annual Audited Consolidated Financial Statements. The Company’s operational results are subject to modest seasonal fluctuations from quarter to quarter.

These Unaudited Interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2.	Long-term Debt:

		Interest	March 31,	December 31,
(in thousands of dollars)		Rate	2005	2004
(i)	Bank credit facilities	Floating	$382,000	$-
(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	423,360	421,260
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	423,360	421,260
(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	423,360	421,260
(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	338,688	337,008
(ix)	Senior Second Priority Debentures, due 2032	8.75%	241,920	240,720
(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.0%	137,501	136,819
(xi)	Obligations under capital lease	8.836%	625	637
			$2,995,814	$2,954,853
Current portion of long-term debt			(625)	(351,526)
			$2,995,189	$2,603,327

Repaid:

On March 15, 2005, the Company repaid on maturity US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount that qualified as a hedge for accounting purposes for a portion of these 10.0% notes.

On March 15, 2005, a cross-currency interest rate swap of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

Rogers Cable Inc.	21	First Quarter 2005

3.	Shareholder’s Deficiency:

	March 31,	December 31,
(in thousands of dollars)	2005	2004
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,472,808	1,490,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
	1,864,466	1,882,466
Contributed surplus	20,185	18,879
Deficit	(2,071,491)	(2,047,491)
Shareholder's deficiency	$(186,840)	$(146,146)

i)
During the three months ended March 31, 2005, the Company distributed $18.0 million to Rogers Communications Inc. (“RCI”) and recorded these amounts as a reduction in the stated capital of the Class B Common shares.

ii)	Stock based compensation:

During the three months ended March 31, 2005, the Company recorded compensation expense of approximately $1.6 million (2004 - $1.4 million), related to RCI stock options granted to employees with a corresponding amount recorded to contributed surplus.

The weighted average estimated fair value at the date of the grant for RCI stock options granted for the three months ended March 31, 2005 was $15.34 (2004 - nil). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

Rogers Cable Inc.	22	First Quarter 2005

Shareholder’s Deficiency (continued):

Three Months Ended
March 31,
2005
Risk-free interest rate	4.01%
Dividend yield	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	43.93%
Weighted average expected life of the options	5.58 years

4.	Loss Per Share:

	Three Months Ended March 31,
(in thousands of dollars, except per share amounts)	2005	2004
Numerator:
Loss for the period	$(24,000)	$(38,598)
Denominator:
Weighted average shares outstanding- basic and diluted	218,166	218,166
Loss per share for the period - basic and diluted	$(0.11)	$(0.18)

5.	Pensions:

For the three months ended March 31, 2005, the Company has made required contributions to the RCI pension plans in the amount of $2.9 million (2004 - $1.0 million), resulting in pension expense of the same amount. In addition, the Company recorded expense of $0.1 million (2004 - $0.1 million) for the three months ended March 31, 2005, related to unfunded supplemental executive retirement plans.

6.	Restricted Share Unit Plans:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

Rogers Cable Inc.	23	First Quarter 2005

Restricted Share Units (continued):

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

During the three months ended March 31, 2005, 45,576 restricted share units were issued to employees of the Company. As at March 31, 2005, 96,492 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the RCI Class B Non-Voting shares. Compensation expense for the three months ended March 31, 2005 related to these restricted share units was $0.3 million (2004 - nil).

7.	Consolidated Statements of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2005	2004
Cash provided by (used in):
Decrease in accounts receivable	$19,333	$9,068
Decrease in accounts payable and accrued liabilities	(56,239)	(15,165)
Increase in unearned revenue	596	9,975
Decrease (increase) in other assets	8,959	(1,937)
Decrease in amounts due to parent and affiliated companies, net	(574)	(6,377)
	$(27,925)	$(4,436)

8.	Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries are comprised of the following:

	March 31,	December 31,
(in thousands of dollars)	2005	2004
RCI	$3,792	$4,935
Rogers Wireless Inc. ("RWI")	(877)	(1,777)
Rogers Media Inc. ("Media")	979	1,326
Other affiliated companies	-	(16)
	$3,894	$4,468

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

Rogers Cable Inc.	24	First Quarter 2005

Related Party Transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2005	2004
RCI:
Management fees	$10,105	$9,462
Interest on notes payable	2,122	-
Interest related to capital leases	4	7
Cost of shared operating expenses	21,560	20,261
Additions to PP&E	2,796	2,111
	36,587	31,841
RWI:
Wireless services	736	873
Wireless products and services for resale	3,160	1,796
Transmission facilities	(326)	(110)
Rent expense	1,283	1,011
Consolidated billing services	1,239	576
Subscriber activation commissions and customer service	(6,989)	(4,796)
Cost of PP&E	125	-
	(772)	(650)
Media:
Access fees	(1,720)	(1,456)
Advertising and production costs	207	448
Sales commissions	257	282
Programming fees	5,197	5,188
	3,941	4,462
Other:
Programming fees paid to related broadcasters	4,491	5,127
	4,491	5,127
	$44,247	$40,780

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company or RCI. During the three months ended March 31, 2005 the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated to $0.1 million (2004 - $0.5 million) and for interest charges, financing fees and telecommunication services aggregated $7.5 million (2004 - $0.7 million).

Rogers Cable Inc.	25	First Quarter 2005

9.	Segmented Information:

For the three months ended March 31, 2005	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$422,560	$83,641	$(945)	$505,256
Cost of sales	-	38,420	-	38,420
Sales and marketing expenses	31,697	32,793	-	64,490
Operating, general and administrative expenses	217,373	5,249	(945)	221,677
Management fees	8,432	1,673	-	10,105
Depreciation and amortization	121,377	2,763	-	124,140
Operating income	$43,681	$2,743	$-	46,424
Interest:
Long-term debt				67,579
Intercompany				2,122
Gain on sale of investments				(489)
Foreign exchange loss				868
Change in the fair value of derivative instruments				(1,037)
Other items, net				(4)
Income tax expense				1,385
Loss for the period				$(24,000)

For the three months ended March 31, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$399,890	$73,887	$(703)	$473,074
Cost of sales	-	32,977	-	32,977
Sales and marketing expenses	27,599	31,690	-	59,289
Operating, general and administrative expenses	206,084	4,241	(703)	209,622
Management fees	7,984	1,478	-	9,462
Depreciation and amortization	116,292	2,410	-	118,702
Operating income	$41,931	$1,091	$-	43,022
Interest:
Long-term debt				60,264
Writedown of investments				18,013
Foreign exchange loss				19,624
Change in fair value of derivative instruments				(18,349)
Other items, net				1,024
Income tax expense				1,044
Loss for the period				$(38,598)

Rogers Cable Inc.	26	First Quarter 2005